Exhibit 21.1 List of Subsidiaries

The subsidiaries of Golden Books Entertainment, Inc. are:

Golden Books Publishing, Inc. (Delaware)
Golden Books Home Video, Inc. (Delaware)
LRM Acquisition Corp. (Delaware)

The subsidiaries of Golden Books Publishing, Inc. are:

Shari Lewis Enterprises, Inc. (California) with SLE Productions, Inc. (California) being a subsidiary of Shari Lewis Enterprises, Inc.
Golden Books Publishing (Canada), Inc. (Canadian company)